Exhibit 1.01

Conflict Minerals Report of Carter’s, Inc.
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report (“CMR”) of Carter’s, Inc. (the “Company”) for calendar year 2025 (excepting conflict minerals that, prior to January 31, 2013, were located outside of the supply chain) in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”)).

1.    Introduction

The intent of this CMR is to describe the Company’s due diligence process following Rule 13p-1 requirements. Per Rule 13p-1, due diligence is required for necessary conflict minerals in products where there is reason to believe such minerals may have originated in the Democratic Republic of the Congo (the “DRC”) or surrounding countries (the “Covered Countries”). The goal of the due diligence process is to determine whether such products were “DRC conflict free”.

The Company contracts to manufacture products that may contain gold, tantalum, tin, and tungsten (“3TG”), such as (a) apparel (products made with metallized yarns) or apparel products with trim, including, but not limited to, zippers, clasps, buttons, buckles, rivets, snaps, hooks, eyes, and other fasteners, and (b) accessories, such as those with electronic parts. As these materials are necessary to the Company’s products, the Company is dedicated to tracing the origin of these metals to ensure our sourcing practices do not support conflict or human rights abuses in the Covered Countries.

Accordingly, the Company has concluded, in good faith, that during 2025:
•The Company contracted to manufacturer products for which “conflict minerals” (as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act) are necessary to their functionality or production.
•Based on a “reasonable country of origin inquiry” (“RCOI”) and other due diligence (as described further below), the Company does not have concrete findings on whether its sourcing practices directly or indirectly funded armed groups in the Covered Countries. As a result, the Company’s products are DRC Conflict Undeterminable.
2.    Due Diligence Process

Suppliers were requested to use the Responsible Minerals Initiative’s (“RMI’s”) Conflict Minerals Reporting Template (“CMRT”) to identify 3TG smelters and refiners (“SORs”) and associated countries of origin. Below is a summary of verified smelters1:

Metal	Official Smelter Name	Conflict-Free Certifications
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	RMAP

Countries of Origin for these SORs are believed to include: Australia, Belgium, Bolivia, Brazil, Canada, China, Ethiopia, Germany, Hong Kong, Indonesia, Malaysia, Myanmar, Peru, and the United States.

3.    Design of Due Diligence Measures

The Company’s due diligence process is based on the Organization for Economic Cooperation and Development’s (“OECD’s”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and
1 Verified smelters are those listed by the Conflict Free Sourcing Initiative or the U.S. Department of Commerce as known metal processors, or otherwise determined to be metal processors through Source Intelligence’s research.

accompanying Supplements2. It is important to note that the OECD Guidance was written for both upstream3 and downstream4 companies in the supply chain. As the Company is a downstream company in the supply chain, our due diligence practices were tailored accordingly.

4.    Due Diligence Measures Implemented

The Company follows various due diligence measures, including the following:

•Adopted a conflict minerals policy. The Company’s conflict minerals policy is publicly available at the "Governance - Corporate Social Responsibility" section of our investor relations page, ir.carters.com.

•Developed a comprehensive conflict minerals program/framework outlining management’s compliance initiatives with respect to Rule 13p-1 and Form SD;

•Engaged Source Intelligence, Inc. (“Source Intelligence”), a supply chain solutions provider, to lead information collection/inquiry efforts with the Company’s suppliers;

•Engaged direct suppliers as part of the Company’s due diligence process;
•Identified SORs in the supply chain through inquiries to in-scope suppliers, and then conducted an RCOI with identified SORs;

•Evaluated suppliers’ responses for plausibility, consistency, and potential gaps related to the stated origin of materials as well as plausibility, consistency, and potential gaps in the products specified to contain /not contain conflict minerals;

•Assigned cautionary flags to supplier responses requiring additional investigation and follow up action;

•Incorporated relevant elements of compliance with Form SD into our master supplier agreement template;
•Outlined a plan to incorporate new suppliers into our existing due diligence efforts, utilized Source Intelligence’s online platform to identify each supplier’s SORs for raw materials, and verified each supplier’s SORs against the independently published list of The Conflict-Free Sourcing Initiative’s (“CFSI’s”) Conflict-Free Smelters Programs;

•Reports annually on supply chain due diligence.

5.    Reasonable Country of Origin Inquiry Description
To implement the RCOI, the Company’s suppliers were engaged to collect information regarding the presence and sourcing of 3TG metals used in the products supplied to the Company. Information was collected and retained using an online platform provided by Source Intelligence.
The Company’s supplier engagement was as follows:
•An introduction email was sent to factory suppliers describing the Company’s compliance requirements and requesting conflict minerals information; and

•Following the initial introductions to the program and information request, up to four reminder emails were sent to each non-responsive supplier requesting survey completion.

2 OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Supplement on Tin, Tantalum and Tungsten and Supplement on Gold, 2016; https://www.oecd.org/en/publications/2016/04/oecd-due-diligence-guidance-for-responsible-supply-chains-of-minerals-from-conflict-affected-and-high-risk-areas_g1g65996.html.
3 Upstream companies refer to those between the mine and SOR. As such, the companies typically include miners, local traders, or exporters from the country of mineral origin, international concentrate traders and SORs.
4 Downstream companies refer to those entities between the SOR and retailer. As such, the companies typically include metal traders and exchanges, component manufacturers, product manufacturers, original equipment manufacturers (OEMs) and retailers.

An escalation process was initiated by the Company for suppliers who continued to be non-responsive after the above contacts were made.
The program utilized RMI’s CMRT for data collection. Supplier responses were evaluated for plausibility, consistency, and gaps. Additional supplier contacts were conducted to address issues, including incomplete data on CMRT responses that did not identify SORs for 3TG metals, and organizations that were identified as SORs but not verified as such through further analysis and research.
A total of 64 vendors and factories were identified as in-scope for conflict minerals regulatory purposes and contacted as part of the RCOI process conducted by Source Intelligence. The response rate among these suppliers was 100%. Of the responding suppliers, 3% indicated one or more of the 3TG metals as necessary to the functionality or production of the products they supply to the Company.

6.    Product Determination
The Company is unable to determine whether various components/materials which contribute to its various apparel, apparel products, and accessories are DRC Conflict-free. The Company does not have sufficient information from suppliers or other sources to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycled or scrap sources, were DRC conflict free, or have not been found to be DRC conflict free. On the basis of the due diligence measures taken above, the Company has determined products are “DRC conflict undeterminable”.
7.    Independent Private Sector Audit
Based on the Company’s declaration of “DRC conflict undeterminable”, a private sector audit is not required.
8.    Steps to Improve Due Diligence
The Company will endeavor to continuously improve upon its supply chain due diligence efforts through the following measures:
•Continuing to assess the presence of 3TG in its supply chain;
•Clearly communicating expectations with regard to supplier performance, transparency, and sourcing;
•Improving the response rate for the RCOI process;
•Continuing to compare RCOI results to information collected via independent conflict-free smelter validation programs such as the CFSI’s Conflict-Free Smelter Program; and
•Contacting smelters identified as a result of the RCOI process and request their participation in obtaining a “conflict free” designation from an industry program such as the CFSI’s Conflict-Free Smelter Program.